787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 22, 2024

VIA EDGAR

Ms. Soo Im-Tang, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Core Bond Fund, Emerging Economies Fund and International Value Fund, each a series of VALIC Company I

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Im-Tang:

On behalf of Core Bond Fund, Emerging Economies Fund and International Value Fund (the “Funds” and each, a “Fund”), each a series of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 5, 2024 regarding Post-Effective Amendment No. 116 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 115 under the Investment Company Act of 1940, as amended, which was filed with the Commission on February 22, 2024.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

April 22, 2024

Comment No. 1:	Please file your responses to the Staff’s comments as a correspondence filing via EDGAR five business days prior to the effective date of the Amendment.

Response No. 1:	The Registrant confirms that it will file its responses in a correspondence filing within five business days from the effective date of the Amendment.

Core Bond Fund

Comment No. 2:

The third paragraph of the subsection of the Prospectus entitled “Fund Summary: Core Bond Fund – Principal Investment Strategies of the Fund,” states that the Fund may invest up to 40% of its total assets in U.S. dollar-denominated fixed-income securities issued by foreign issuers, including fixed-income securities issued by issuers in emerging markets. Please define emerging markets.

Response No. 2:	The disclosure will be updated in the Amendment as follows:

Up to 40% of the Fund’s total assets may be invested in U.S. dollar-denominated fixed-income securities issued by foreign issuers, including fixed-income securities issued by issuers in emerging markets. Emerging market countries are countries that major international financial institutions and financial organizations, such as the World Bank and Bloomberg, generally consider to be less economically mature than developed nations, and include most countries in the world except Australia, Canada, Japan, New Zealand, the U.S., the United Kingdom and most western European countries and Hong Kong. These fixed-income securities are rated investment grade or higher at the time of investment (or the unrated equivalent). However, the subadvisers are not required to dispose of a security if its rating is downgraded.

Comment No. 3:

The fifth paragraph of the subsection of the Prospectus entitled “Fund Summary: Core Bond Fund – Principal Investment Strategies of the Fund,” states that, although the Fund does not routinely invest in equity securities, it may invest in equity securities from time-to-time up to 20% of the Fund’s net assets. Please consider including equity securities as a principal risk of the Fund in light of this statement.

Response No. 3:

Investment in equity securities will not be a principal investment strategy of the Fund and, as such, the disclosure noted by the Staff will be deleted in the Amendment and a risk factor regarding investment in equity securities will not be added.

Comment No. 4:	Please provide the completed fee table with your responses to the Staff’s comments.

Response No. 4:	The completed fee table for each Fund is provided below:

April 22, 2024

Core Bond Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table and the example below do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Fund is offered. If separate account fees were shown, the Fund’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.41%

Other Expenses	0.09%

Total Annual Fund Operating Expenses	0.50%

Fee Waivers and/or Expense Reimbursements[1]	0.03%

Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[1]	0.47%

(1)  The Fund’s investment adviser, The Variable Annuity Life Insurance Company (“VALIC”), has contractually agreed to waive its advisory fee until September 30, 2025, so that the advisory fee payable by the Fund to VALIC equals 0.47% on the first $200 million of the Fund’s average daily net assets, 0.42% on the next $300 million of the Fund’s average daily net assets and 0.37% on average daily net assets over $500 million. This agreement may be modified or discontinued prior to such time only with the approval of the Board of Directors of VALIC Company I (“VC I”), including a majority of the directors who are not “interested persons” of VC I as defined in the Investment Company Act of 1940, as amended.

Emerging Economies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table and the example below do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Fund is offered. If separate account fees were shown, the Fund’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

April 22, 2024

Management Fees	0.77%

Other Expenses	0.19%

Total Annual Fund Operating Expenses	0.96%

International Value Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The table and the example below do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Fund is offered. If separate account fees were shown, the Fund’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%

Other Expenses	0.15%

Acquired Fund Fees and Expenses[1]	0.01%

Total Annual Fund Operating Expenses[1]	0.86%

Fee Waivers and/or Expense Reimbursements[2]	0.07%

Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[1,2]	0.79%

(1)  The Total Annual Fund Operating Expenses for the Fund do not correlate to the ratio of net expenses to average net assets provided in the Financial Highlights table of the Fund’s annual report, which reflects the net operating expenses of the Fund and does not include Acquired Fund Fees and Expenses. “Acquired Fund Fees and Expenses” include fees and expenses incurred indirectly by the Fund as a result of investments in shares of one or more Underlying Funds.

(2)  The Fund’s investment adviser, The Variable Annuity Life Insurance Company (“VALIC”), has contractually agreed to waive its advisory fee until September 30, 2025, so that the advisory fee payable by the Fund to VALIC equals 0.66% on the first $250 million of the Fund’s average daily net assets, 0.61% on the next $250 million of the Fund’s average daily net assets, 0.56% on the next $500 million of the Fund’s average daily net assets and 0.51% on average daily net assets over $1 billion. This agreement may be modified or discontinued prior to such time only with the approval of the Board of Directors of the Fund, including

April 22, 2024

a majority of the directors who are not “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended.

Emerging Economies Fund

Comment No. 5:

The Staff notes that disclosure in the Prospectus states the Fund may invest in other investment companies. Accordingly, please confirm that no Acquired Fund Fees and Expenses (“AFFE”) are anticipated for the first year or add such AFFE in the fee table.

Response No. 5:	The Registrant confirms that no AFFE are anticipated for the first year.

International Value Fund

Comment No. 6:

The first paragraph of the subsection of the Prospectus entitled “Fund Summary: International Value Fund – Principal Investment Strategies of the Fund,” states that the Fund invests at least 80% of its net assets in equity securities of foreign issuers. Please define foreign issuers.

Response No. 6:

The Registrant notes that it defines “foreign issuer” with respect to the criteria listed in the third paragraph of this subsection, which sets forth how the Registrant will determine whether an issuer is economically tied to a non-U.S. country. The Registrant will clarify in the Amendment that it defines foreign issuers with respect to whether such issuer is economically tied to a non-U.S. country.

Comment No. 7:

Please confirm whether the Fund’s investment adviser can recoup any fees pursuant to the advisory fee waiver arrangement described in footnote 2 to the fee table. If fees may be recouped, please disclose that the Fund may only make repayments to the investment adviser if such payment does not cause the Fund’s expense ratio to exceed both (i) the expense cap in place at the time such amounts were waived and (ii) the Fund’s current expense cap.

Response No. 7:	The Registrant confirms that fees are not recoupable by the investment adviser pursuant to the advisory fee waiver arrangement.

Comment No. 8:

The third paragraph of the subsection of the Prospectus entitled “Fund Summary: International Value Fund – Principal Investment Strategies of the Fund,” states that the Fund will consider the domicile of the issuer’s senior management in determining whether an issuer is economically tied to a non-U.S. country. Please delete or explain why domicile of issuer’s senior management is a reasonable basis for determining the locality of a company. Please provide any third party sources that support your position. The Staff may have additional comments based on our response.

Response No. 8:

The Fund has described what it considers a non-U.S. security using plain English language, which is a summary of how it applies Bloomberg’s Country of Risk definition. Country of Risk is a proprietary Bloomberg test primarily consisting of

April 22, 2024

four other Bloomberg-defined factors: Country of Domicile, Country of Listing, Country of Largest Revenue, and Reporting Currency. Country of Domicile, as defined by Bloomberg, is “The ISO (International Organization for Standardization) code of the country where the company’s senior management is located. For covered warrants the country of the issuer is returned. For uncovered warrants, the country of the underlying security is returned.” This is the same analysis that is used for the determination of foreign securities for various Bloomberg indices, and as a result is reasonable for the Fund to use in its determination of what is considered a foreign security. Prior to the adoption of Country of Risk, the Fund or its affiliates in the Fund Complex used Country of Domicile and/or Country of Listing as the only determination of whether a security was considered non-U.S. Moving to Country of Risk incorporated additional economic factors into the analysis, such as revenue and reporting currency. For additional information, see Bloomberg’s Global Equity Indices Methodology, located at: https://assets.bbhub.io/professional/sites/10/Bloomberg-Global-Equity-Indices-Methodology.pdf.

Comment No. 9:

The fourth paragraph of the subsection of the Prospectus entitled “Fund Summary: International Value Fund – Principal Investment Strategies of the Fund,” states that Goldman Sachs employs a fundamental investment process that may integrate ESG factors. Please disclose (i) whether the adviser applies the ESG criteria with respect to every investment the Fund makes or only some of its investments, and (ii) whether an investment can be made in a company that scores poorly in ESG criteria if it scores strongly in other non-ESG factors.

Response No. 9:

Although GSAM may choose to integrate ESG factors into its fundamental investment process, it is not a requirement. Furthermore, the identification of risk related to an ESG factor will not necessarily exclude a particular security or sector that, in GSAM’s view, is otherwise suitable and attractively priced for investment. For clarity, the fourth paragraph of the section of the prospectus entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks—International Value Fund” will be revised and a new fifth paragraph will be added as follows:

The Fund is sub-advised by both Goldman Sachs Asset Management, L.P. (“GSAM”) and Columbia Management Investment Advisers, LLC (“Columbia”). GSAM selects investments using an investment philosophy and a valuation discipline designed to identify what GSAM believes are well-positioned, cash-generating businesses run by shareholder-oriented management teams. ~~GSAM employs a fundamental investment process that may integrate environmental, social and governance factors alongside traditional fundamental factors. No one factor or consideration is determinative in the stock selection process.~~ In the portion of the Fund subadvised by GSAM, the Fund expects to invest a majority of its assets in a diversified portfolio of equity investments of

April 22, 2024

dividend-paying non-U.S. issuers. A substantial portion of the assets in GSAM’s sleeve are invested in the securities of issuers located in the developed countries of Western Europe and in Australia, Japan and New Zealand. The Fund’s investments in a particular developed country may exceed 25% of its investment portfolio.

GSAM may integrate ESG factors alongside traditional fundamental factors as part of its fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. No one factor is consideration is determinative in the stock selection process. Traditional fundamental factors that GSAM may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. ESG factors that GSAM may consider include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in GSAM’s view, is otherwise suitable and attractively priced for investment, and GSAM may invest in a security or sector without integrating ESG factors or considerations into its fundamental investment process. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. GSAM may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.

Comment No. 10:

The Staff notes that the subsection of the Prospectus entitled “Additional Information About the Fund’s Investment Objectives, Strategies and Risks – International Value Fund” includes a reference to ESG Investment Risk, however, ESG Investment Risk does not appear to be in the Investment Glossary that follows. Please explain why ESG Investment Risk is not included in the Investment Glossary.

Response No. 10:	The Registrant will add ESG Investment Risk to the Investment Glossary in the Amendment.

Comment No. 11:

The Staff notes that the subsection of the Prospectus entitled “Additional Information About the Fund’s Investment Objectives, Strategies and Risks – International Value Fund” includes a reference to U.S. Government Securities Risk, however, the Investment Glossary that follows does not include U.S. Government Securities Risk, but there is a risk entitled U.S. Government Obligations Risk. Please reconcile the reference to these two risk factors.

April 22, 2024

Response No. 11:	The Registrant confirms that U.S. Government Obligations Risk is the applicable risk factor and will clarify this reference in the Amendment.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ David C. Howe
David C. Howe

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP